UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G (Rule 13d-102)

Under the Securities Exchange Act of 1934
(Amendment No.    )*

JAMDAT Mobile Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

47023T 10 0

(CUSIP Number)

December 31, 2004

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 47023T 10 0

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Benchmark Capital Partners IV, L.P. (“BCP IV”) Tax ID Number:

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.

Sole Voting Power
1,618,105 shares, except that Benchmark Capital Management Co. IV, L.L.C. (“BCMC IV”), the general partner of BCP IV, may be deemed to have sole power to vote these shares, and Alexandre Balkanski (“Balkanski”), David M. Beirne (“Beirne”), Bruce W. Dunlevie (“Dunlevie”), J. William Gurley (“Gurley”), Kevin R. Harvey (“Harvey”), Robert C. Kagle (“Kagle”), Andrew S. Rachleff (“Rachleff”) and Steven M. Spurlock (“Spurlock”), the members of BCMC IV, may be deemed to have shared power to vote these shares.

	6.	Shared Voting Power See response to row 5.

7.

Sole Dispositive Power
1,618,105 shares, except that BCMC IV, the general partner of BCP IV, may be deemed to have sole power to dispose of these shares, and Balkanski, Beirne, Dunlevie, Gurley, Harvey, Kagle, Rachleff and Spurlock, the members of BCMC IV, may be deemed to have shared power to dispose of these shares.

	8.	Shared Dispositive Power See response to row 7.

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,618,105

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 7.9%

12.	Type of Reporting Person (See Instructions) PN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Benchmark Founders’ Fund IV, L.P. (“BFF IV”) Tax ID Number:

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.

Sole Voting Power
463,749 shares, except that BCMC IV, the general partner of BFF IV, may be deemed to have sole power to vote these shares, and Balkanski, Beirne, Dunlevie, Gurley, Harvey, Kagle, Rachleff and Spurlock, the members of BCMC IV, may be deemed to have shared power to vote these shares.

	6.	Shared Voting Power See response to row 5.

7.

Sole Dispositive Power
463,749 shares, except that BCMC IV, the general partner of BFF IV, may be deemed to have sole power to dispose of these shares, and Balkanski, Beirne, Dunlevie, Gurley, Harvey, Kagle, Rachleff and Spurlock, the members of BCMC IV, may be deemed to have shared power to dispose of these shares.

	8.	Shared Dispositive Power See response to row 7.

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 463,749

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 2.3%

12.	Type of Reporting Person (See Instructions) PN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Benchmark Founders’ Fund IV A, L.P. (“BFF IV A”) Tax ID Number:

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.

Sole Voting Power
60,517 shares, except that BCMC IV, the general partner of BFF IV-A, may be deemed to have sole power to vote these shares, and Balkanski, Beirne, Dunlevie, Gurley, Harvey, Kagle, Rachleff and Spurlock, the members of BCMC IV, may be deemed to have shared power to vote these shares.

	6.	Shared Voting Power See response to row 5.

7.

Sole Dispositive Power
60,517 shares, except that BCMC IV, the general partner of BFF IV-A may be deemed to have sole power to dispose of these shares, and Balkanski, Beirne, Dunlevie, Gurley, Harvey, Kagle, Rachleff and Spurlock, the members of BCMC IV, may be deemed to have shared power to dispose of these shares.

	8.	Shared Dispositive Power See response to row 7.

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 60,517

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 0.3%

12.	Type of Reporting Person (See Instructions) PN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Benchmark Founders’ Fund IV B, L.P. (“BFF IV B”) Tax ID Number:

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.

Sole Voting Power
18,015 shares, except that BCMC IV, the general partner of BFF IV-B, may be deemed to have sole power to vote these shares, and Balkanski, Beirne, Dunlevie, Gurley, Harvey, Kagle, Rachleff and Spurlock, the members of BCMC IV, may be deemed to have shared power to vote these shares.

	6.	Shared Voting Power See response to row 5.

7.

Sole Dispositive Power
18,015 shares, except that BCMC IV, the general partner of BFF IV-B, may be deemed to have sole power to dispose of these shares, and Balkanski, Beirne, Dunlevie, Gurley, Harvey, Kagle, Rachleff and Spurlock, the members of BCMC IV, may be deemed to have shared power to dispose of these shares.

	8.	Shared Dispositive Power See response to row 7.

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 18,015

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 0.1%

12.	Type of Reporting Person (See Instructions) PN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Benchmark Capital Management Co. IV, L.L.C. Tax ID Number:

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.

Sole Voting Power
2,160,386 shares, of which 1,618,105 are directly owned by BCP IV, 463,749 are directly owned by BFF IV, 60,517 are directly owned by BFF IV A and 18,015 shares are directly owned by BFF IV B.  BCMC IV, the general partner of BCP IV, BFF IV, BFF IV A and BFF IV B, may be deemed to have sole power to vote these shares, and Balkanski, Beirne, Dunlevie, Gurley, Harvey, Kagle, Rachleff and Spurlock, the members of BCMC IV, may be deemed to have shared power to vote these shares.

	6.	Shared Voting Power See response to row 5.

7.

Sole Dispositive Power
2,160,386 shares, of which 1,618,105 are directly owned by BCP IV, 463,749 are directly owned by BFF IV, 60,517 are directly owned by BFF IV A and 18,015 shares are directly owned by BFF IV B.  BCMC IV, the general partner of BCP IV, BFF IV, BFF IV A and BFF IV B, may be deemed to have sole power to dispose of these shares, and Balkanski, Beirne, Dunlevie, Gurley, Harvey, Kagle, Rachleff and Spurlock, the members of BCMC IV, may be deemed to have shared power to dispose of these shares.

	8.	Shared Dispositive Power See response to row 7.

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,160,386

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 10.5%

12.	Type of Reporting Person (See Instructions) OO

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Alexandre Balkanski

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization French Citizen

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 32,427 shares, all of which are directly owned by a trust, and Balkanski, as trustee of the trust, may be deemed to have sole power to vote these shares.

6.

Shared Voting Power
2,160,386 shares, of which 1,618,105 are directly owned by BCP IV, 463,749 are directly owned by BFF IV, 60,517 are directly owned by BFF IV A and 18,015 shares are directly owned by BFF IV B.  BCMC IV is the general partner of BCP IV, BFF IV, BFF IV A and BFF IV B, and Balkanski, a member of BCMC IV, may be deemed to have shared power to vote these shares.

	7.	Sole Dispositive Power 32,427 shares, all of which are directly owned by a trust, and Balkanski, as trustee of the trust, may be deemed to have sole power to dispose of these shares.

8.

Shared Dispositive Power
2,160,386 shares, of which 1,618,105 are directly owned by BCP IV, 463,749 are directly owned by BFF IV, 60,517 are directly owned by BFF IV A and 18,015 shares are directly owned by BFF IV B.  BCMC IV is the general partner of BCP IV, BFF IV, BFF IV A and BFF IV B, and Balkanski, a member of BCMC IV, may be deemed to have shared power to dispose of these shares.

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,192,813

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 10.7%

12.	Type of Reporting Person (See Instructions) IN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) David M. Beirne

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization U.S. Citizen

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 16,214 shares, all of which are directly owned by a trust, and Beirne, as trustee of the trust, may be deemed to have sole power to vote these shares.

6.

Shared Voting Power
2,160,386 shares, of which 1,618,105 are directly owned by BCP IV, 463,749 are directly owned by BFF IV, 60,517 are directly owned by BFF IV A and 18,015 shares are directly owned by BFF IV B.  BCMC IV is the general partner of BCP IV, BFF IV, BFF IV A and BFF IV B, and Beirne, a member of BCMC IV, may be deemed to have shared power to vote these shares.

	7.	Sole Dispositive Power 16,214 shares, all of which are directly owned by a trust, and Beirne, as trustee of the trust, may be deemed to have sole power to dispose of these shares.

8.

Shared Dispositive Power
2,160,386 shares, of which 1,618,105 are directly owned by BCP IV, 463,749 are directly owned by BFF IV, 60,517 are directly owned by BFF IV A and 18,015 shares are directly owned by BFF IV B.  BCMC IV is the general partner of BCP IV, BFF IV, BFF IV A and BFF IV B, and Beirne, a member of BCMC IV, may be deemed to have shared power to dispose of these shares.

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,176,600

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 10.6%

12.	Type of Reporting Person (See Instructions) IN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Bruce W. Dunlevie

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization U.S. Citizen

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 81,069 shares, all of which are directly owned by a trust, and Dunlevie, as trustee of the trust, may be deemed to have sole power to vote these shares.

6.

Shared Voting Power
2,160,386 shares, of which 1,618,105 are directly owned by BCP IV, 463,749 are directly owned by BFF IV, 60,517 are directly owned by BFF IV A and 18,015 shares are directly owned by BFF IV B.  BCMC IV is the general partner of BCP IV, BFF IV, BFF IV A and BFF IV B, and Dunlevie, a member of BCMC IV, may be deemed to have shared power to vote these shares.

	7.	Sole Dispositive Power 81,069 shares, all of which are directly owned by a trust, and Dunlevie, as trustee of the trust, may be deemed to have sole power to dispose of these shares.

8.

Shared Dispositive Power
2,160,386 shares, of which 1,618,105 are directly owned by BCP IV, 463,749 are directly owned by BFF IV, 60,517 are directly owned by BFF IV A and 18,015 shares are directly owned by BFF IV B.  BCMC IV is the general partner of BCP IV, BFF IV, BFF IV A and BFF IV B, and Dunlevie, a member of BCMC IV, may be deemed to have shared power to dispose of these shares.

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,241,455

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 10.9%

12.	Type of Reporting Person (See Instructions) IN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) J. William Gurley

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization U.S. Citizen

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 16,214 shares.

6.

Shared Voting Power
2,160,386 shares, of which 1,618,105 are directly owned by BCP IV, 463,749 are directly owned by BFF IV, 60,517 are directly owned by BFF IV A and 18,015 shares are directly owned by BFF IV B.  BCMC IV is the general partner of BCP IV, BFF IV, BFF IV A and BFF IV B,  and Gurley, a member of BCMC IV, may be deemed to have shared power to vote these shares.

	7.	Sole Dispositive Power 16,214 shares.

8.

Shared Dispositive Power
2,160,386 shares, of which 1,618,105 are directly owned by BCP IV, 463,749 are directly owned by BFF IV, 60,517 are directly owned by BFF IV A and 18,015 shares are directly owned by BFF IV B.  BCMC IV is the general partner of BCP IV, BFF IV, BFF IV A and BFF IV B, and Gurley, a member of BCMC IV, may be deemed to have shared power to dispose of these shares.

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,176,600

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 10.6%

12.	Type of Reporting Person (See Instructions) IN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Kevin R. Harvey

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization U.S. Citizen

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 81,069 shares, all of which are directly owned by a trust, and Harvey, as trustee of the trust, may be deemed to have sole power to vote these shares.

6.

Shared Voting Power
2,160,386 shares, of which 1,618,105 are directly owned by BCP IV, 463,749 are directly owned by BFF IV, 60,517 are directly owned by BFF IV A and 18,015 shares are directly owned by BFF IV B.  BCMC IV is the general partner of BCP IV, BFF IV, BFF IV A and BFF IV B, and Harvey, a member of BCMC IV, may be deemed to have shared power to vote these shares.

	7.	Sole Dispositive Power 81,069 shares, all of which are directly owned by a trust, and Harvey, as trustee of the trust, may be deemed to have sole power to dispose of these shares.

8.

Shared Dispositive Power
2,160,386 shares, of which 1,618,105 are directly owned by BCP IV, 463,749 are directly owned by BFF IV, 60,517 are directly owned by BFF IV A and 18,015 shares are directly owned by BFF IV B.  BCMC IV is the general partner of BCP IV, BFF IV, BFF IV A and BFF IV B, and Harvey, a member of BCMC IV, may be deemed to have shared power to dispose of these shares.

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,241,455

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 10.9%

12.	Type of Reporting Person (See Instructions) IN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Robert C. Kagle

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization U.S. Citizen

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 32,427 shares, all of which are directly owned by several trusts, and Kagle, as trustee of the trusts, may be deemed to have sole power to vote these shares.

6.

Shared Voting Power
2,160,386 shares, of which 1,618,105 are directly owned by BCP IV, 463,749 are directly owned by BFF IV, 60,517 are directly owned by BFF IV A and 18,015 shares are directly owned by BFF IV B.  BCMC IV is the general partner of BCP IV, BFF IV, BFF IV A and BFF IV B, and Kagle, a member of BCMC IV, may be deemed to have shared power to vote these shares.

	7.	Sole Dispositive Power 32,427 shares, all of which are directly owned by several trusts, and Kagle, as trustee of the trusts, may be deemed to have sole power to dispose of these shares.

8.

Shared Dispositive Power
2,160,386 shares, of which 1,618,105 are directly owned by BCP IV, 463,749 are directly owned by BFF IV, 60,517 are directly owned by BFF IV A and 18,015 shares are directly owned by BFF IV B.  BCMC IV is the general partner of BCP IV, BFF IV, BFF IV A and BFF IV B, and Kagle, a member of BCMC IV, may be deemed to have shared power to dispose of these shares.

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,192,813

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 10.7%

12.	Type of Reporting Person (See Instructions) IN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Andrew S. Rachleff

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization U.S. Citizen

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 81,069 shares, all of which are directly owned by a trust, and Rachleff, as trustee of the trust, may be deemed to have sole power to vote these shares.

6.

Shared Voting Power
2,160,386 shares, of which 1,618,105 are directly owned by BCP IV, 463,749 are directly owned by BFF IV, 60,517 are directly owned by BFF IV A and 18,015 shares are directly owned by BFF IV B.  BCMC IV is the general partner of BCP IV, BFF IV, BFF IV A and BFF IV B, and Rachleff, a member of BCMC IV, may be deemed to have shared power to vote these shares.

	7.	Sole Dispositive Power 81,069 shares, all of which are directly owned by a trust, and Rachleff, as trustee of the trust, may be deemed to have sole power to dispose of these shares.

8.

Shared Dispositive Power
2,160,386 shares, of which 1,618,105 are directly owned by BCP IV, 463,749 are directly owned by BFF IV, 60,517 are directly owned by BFF IV A and 18,015 shares are directly owned by BFF IV B.  BCMC IV is the general partner of BCP IV, BFF IV, BFF IV A and BFF IV B, and Rachleff, a member of BCMC IV, may be deemed to have shared power to dispose of these shares.

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,241,455

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 10.9%

12.	Type of Reporting Person (See Instructions) IN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Steven M. Spurlock

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization U.S. Citizen

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 3,242 shares, all of which are directly owned by a trust, and Spurlock, as trustee of the trust, may be deemed to have sole power to vote these shares.

6.

Shared Voting Power
2,160,386 shares, of which 1,618,105 are directly owned by BCP IV, 463,749 are directly owned by BFF IV, 60,517 are directly owned by BFF IV A and 18,015 shares are directly owned by BFF IV B.  BCMC IV is the general partner of BCP IV, BFF IV, BFF IV A and BFF IV B, and Spurlock, a member of BCMC IV, may be deemed to have shared power to vote these shares.

	7.	Sole Dispositive Power 3,242 shares, all of which are directly owned by a trust, and Spurlock, as trustee of the trust, may be deemed to have sole power to dispose of these shares.

8.

Shared Dispositive Power
2,160,386 shares, of which 1,618,105 are directly owned by BCP IV, 463,749 are directly owned by BFF IV, 60,517 are directly owned by BFF IV A and 18,015 shares are directly owned by BFF IV B.  BCMC IV is the general partner of BCP IV, BFF IV, BFF IV A and BFF IV B, and Spurlock, a member of BCMC IV, may be deemed to have shared power to dispose of these shares.

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,163,628

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 10.5%

12.	Type of Reporting Person (See Instructions) IN

Item 1.
	(a)	Name of Issuer JAMDAT Mobile Inc.
	(b)	Address of Issuer’s Principal Executive Offices 3415 S. Sepulveda Blvd., Suite 700 Los Angeles, CA 90034

Item 2.
(a)

Name of Person Filing
This Statement is filed by Benchmark Capital Partners IV, L.P., a Delaware limited partnership (“BCP IV”), Benchmark Founders’ Fund IV, L.P., a Delaware limited partnership (“BFF IV”), Benchmark Founders’ Fund IV A, L.P., a Delaware limited partnership (“BFF IV A”), Benchmark Founders’ Fund IV-B, L.P., a Delaware limited partnership (“BFF IV-B”), Benchmark Capital Management Co. IV, L.L.C., a Delaware limited liability company (“BCMC IV”),  and Alexandre Balkanski (“Balkanski”), David M. Beirne (“Beirne”), Bruce W. Dunlevie (“Dunlevie”), J. William Gurley (“Gurley”), Kevin R. Harvey (“Harvey”), Robert C Kagle (“Kagle”), Andrew S. Rachleff (“Rachleff”) and Steven M. Spurlock (“Spurlock”).  The foregoing entities and individuals are collectively referred to as the “Reporting Persons.”

BCMC IV, the general partner of BCP IV, BFF IV, BFF IV A and BFF IV-B, may be deemed to have sole power to vote and sole power to dispose of shares of the issuer directly owned by BCP IV, BFF IV, BFF IV A and BFF IV-B.  Balkanski, Beirne, Dunlevie, Gurley, Harvey, Kagle, Rachleff and Spurlock are members of BCMC IV and may be deemed to have shared power to vote and shared power to dispose of shares of the issuer directly owned by BCP IV, BFF IV, BFF IV A, and BFF IV-B.

	(b)	Address of Principal Business Office or, if none, Residence The address for each of the Reporting Persons is:

Benchmark Capital 2480 Sand Hill Road, Suite 200 Menlo Park, California 94025

(c)

Citizenship
BCP IV, BFF IV, BFF IV-A, and BFF IV-B are Delaware limited partnerships.  BCMC IV is a Delaware limited liability company.  Beirne, Dunlevie, Gurley, Harvey, Kagle, Rachleff and Spurlock are United States citizens.  Balkanski is a citizen of France.

	(d)	Title of Class of Securities Common Stock

	(e)	CUSIP Number 47023T 10 0

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
Not Applicable
	(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
	(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).
	(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
	(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
	(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
	(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
(a) Amount beneficially owned: See Row 9 of cover page for each Reporting Person.
(b) Percent of class: See Row 11 of cover page for each Reporting Person.
(c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote See Row 5 of cover page for each Reporting Person.
(ii) Shared power to vote or to direct the vote See Row 6 of cover page for each Reporting Person.
(iii) Sole power to dispose or to direct the disposition of See Row 7 of cover page for each Reporting Person.
(iv) Shared power to dispose or to direct the disposition of See Row 8 of cover page for each Reporting Person.

Item 5.	Ownership of Five Percent or Less of a Class
Not applicable.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following   ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Under certain circumstances set forth in the limited partnership agreements of BCP IV, BFF IV, BFF IV A and BFF IV-B, and the limited liability company agreement of BCMC IV, the general and limited partners or members, as the case may be, of each of such entities may be deemed to have the right to receive dividends from, or the proceeds from, the sale of shares of the issuer owned by each such entity of which they are a partner.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
Not applicable.

Item 8.	Identification and Classification of Members of the Group
Not applicable.

Item 9.	Notice of Dissolution of Group
Not applicable.

Item 10.	Certification
Not applicable.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 9, 2005

BENCHMARK CAPITAL PARTNERS IV, L.P., a Delaware Limited Partnership

BENCHMARK FOUNDERS’ FUND IV, L.P., a Delaware Limited Partnership

BENCHMARK FOUNDERS’ FUND IV-A, L.P., a Delaware Limited Partnership

BENCHMARK FOUNDERS’ FUND IV-B, L.P., a Delaware Limited Partnership

BENCHMARK CAPITAL MANAGEMENT CO. IV, L.L.C., a Delaware Limited Liability Company

	By:	/s/ Steven M. Spurlock
Steven M. Spurlock
Managing Member

ALEXANDRE BALKANSKI
DAVID M. BEIRNE
BRUCE W. DUNLEVIE
J. WILLIAM GURLEY
KEVIN R. HARVEY
ROBERT C. KAGLE
ANDREW S. RACHLEFF
STEVEN M. SPURLOCK

	By:	/s/ Steven M. Spurlock
Steven M. Spurlock
Attorney-in-Fact*

*Signed pursuant to a Power of Attorney already on file with the appropriate agencies.

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties for whom copies are to be sent.

Attention: Intentional misstatements or omissions of fact

constitute Federal criminal violations (See 18 U.S.C. 1001)

EXHIBIT INDEX

Exhibit	Found on Sequentially Numbered Page

Exhibit A: Agreement of Joint Filing	21

EXHIBIT A

Agreement of Joint Filing

The Reporting Persons hereby agree that a single Schedule 13G (or any amendment thereto) relating to the Common Stock of JAMDAT Mobile Inc. shall be filed on behalf of each of the Reporting Persons. Note that copies of the applicable Agreement of Joint Filing are already on file with the appropriate agencies.

Date: February 9, 2005

BENCHMARK CAPITAL PARTNERS IV, L.P., a Delaware Limited Partnership

BENCHMARK FOUNDERS’ FUND IV, L.P., a Delaware Limited Partnership

BENCHMARK FOUNDERS’ FUND IV-A, L.P., a Delaware Limited Partnership

BENCHMARK FOUNDERS’ FUND IV-B, L.P., a Delaware Limited Partnership

BENCHMARK CAPITAL MANAGEMENT CO. IV, L.L.C., a Delaware Limited Liability Company

	By:	/s/ Steven M. Spurlock
Steven M. Spurlock
Managing Member

ALEXANDRE BALKANSKI
DAVID M. BEIRNE
BRUCE W. DUNLEVIE
J. WILLIAM GURLEY
KEVIN R. HARVEY
ROBERT C. KAGLE
ANDREW S. RACHLEFF
STEVEN M. SPURLOCK

	By:	/s/ Steven M. Spurlock
Steven M. Spurlock
Attorney-in-Fact*

*Signed pursuant to a Power of Attorney already on file with the appropriate agencies.